Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, CA 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

March 4, 2025

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069 TCW Direct Lending VII LLC - File No. 814-01246 TCW Direct Lending VIII LLC – File No. 814-01420 TCW Star Direct Lending LLC – File No. 814-01566

Ladies and Gentlemen:

On behalf of each registrant named above (each a “Registrant”), we hereby respond to the oral comments provided in January 2025 to the undersigned by Shandy Pumphrey of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Registrants’ annual reports for the fiscal year ended December 31, 2023 (the “Annual Reports”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. We have consulted with the Registrant in preparing and submitting this response letter. We also acknowledge the Staff’s standard disclaimers that management and the Registrants are responsible for the Registrants’ disclosures.

TCW Star Direct Lending LLC

1.	Comment: Page 34 of the annual report states that a significant amount of investments with PIK features is not expected. Please explain what is meant by the term significant in this context and please disclose the expected level or range. The Statement of Investments appears to show 24% with PIK features.

Response: Comment acknowledged. This Registrant has originated more loans with PIK features than expected. In future reports, this and the other Registrants will disclose that they may originate a substantial portion of their loans with PIK features and will explain what is meant by a PIK feature.

2.	Comment: In the annual report please disclose and discuss any expense reimbursements subject to recoupments and any related limitations.

Response: Comment acknowledged. This Registrant does not have an operating expense limitation in place and, therefore, there is not a recoupment feature. For that reason, no disclosure about an operating expense limitation would be appropriate. There is a limit on organizational and offering expenses, as disclosed in the Annual Report, but no recoupment applies to that limitation and, accordingly, no disclosure about the recoupment of those expenses is provided.

All Registrants

3.	Comment: Please disclose in the Statement of Investments the class of shares owned with respect to the First American Government Obligation Fund.

Response: Comment accepted. That disclosure will be provided in future shareholder reports.

4.	Comment: Based on the definition for Level 1 securities, and ASC 820, please explain why U.S. Treasury Bills are assigned as Level 1 securities.

Response: Comment acknowledged. Most of the purchased U.S. Treasury Bills have maturities longer than 90 days, but never over one year, and all of them are actively traded and highly liquid with transparent pricing and valuation. Therefore, the Registrant believes they should qualify as Level 1 securities.

5.	Comment: With respect to reverse repurchase agreements, please describe these arrangements in the borrowing disclosure and disclose the average amount or balance, and interest rate, for the applicable period.

Response: Comment accepted. That disclosure will be provided in future shareholder reports.

6.	Comment: In the notes to the financial statements, please disclose the proceeds received from reverse repurchase agreements. The Staff notes that the reports omitted the proceeds received during the year.

Response: Comment accepted. That disclosure will be provided in future shareholder reports.

7.	Comment: Please ensure that the maturity of U.S. Treasury Bills is disclosed.

Response: Comment accepted. That disclosure will be provided in future shareholder reports.

8.	Comment: Please indicate any securities held that are in default, not just those are not income producing.

Response: Comment accepted. That disclosure will be provided in future shareholder reports.

9.	Comment: With respect to TCW Direct Lending LLC, the Staff noted that as of Dec. 31, 2023, the Registrant no longer had available capacity under the line of credit, but used transactions involving U.S. Treasury Bills, and a reverse repurchase agreement with some timing differences. Please discuss the following (a) whether the Registrant created a senior security without resources to settle its obligations, (b) what assets were used as collateral for the reverse repurchase agreement, (c) the overall purpose of the trades, and (d) whether the Registrant exceeded the applicable leverage limitations because of the reverse repurchase transactions, which appears to have resulted in only 165% asset coverage before settlement.

Response: Comment acknowledged. The Registrant hereby responds to those items as follows: (a) the Registrant believes it had resources to settle each transaction in question because it had available highly liquid short term U.S. Treasury securities to generate timely and sufficient proceeds through reverse repurchase agreements; (b) for each reverse repurchase agreement, highly liquid short term U.S. Treasury securities served as collateral; (c) the overall purpose of the reverse repurchase trades was to enhance the overall diversification of the Registrant’s portfolio during certain quarterly periods; (d) the Registrant does not believe it exceeded the applicable asset coverage or leverage limitations. Under Rule 18(f)-4(d)(1)(ii), the Registrant is not subject to the leverage or asset

2

coverage requirements of Section 18 to the extent it treats reverse repurchase agreements as derivatives transactions under that rule.

10.	Comment: With respect to TCW Direct Lending LLC, the Staff noted that as of Dec. 31, 2023, certain loans were valued at par. Please explain how that valuation could be accurate under ASC 820.

Response: Comment acknowledged. The valuation of loans is based on third-party valuation reports. These loans can be very recently made or there can be changes in the condition of the borrower (such as total enterprise value) or changes in market conditions (including interest rates) that result in valuing a loan at or near the par value of the loan.

11.	Comment: With respect to TCW Direct Lending LLC, the Staff noted that DL SSP LLC holds some equity securities. Please discuss the accounting for that entity and the investments held, and whether that entity should be consolidated. Please also explain whether those holdings should be shown as direct investments rather than indirect. In responding to these items, please address the requirements of GAAP and Regulation S-X.

Response: Comment acknowledged. The Registrant acknowledges that typically a wholly owned investment company type subsidiary should be consolidated and, therefore, the holdings will appear as direct holdings with noted information that they are held through the specified entity. The entity in question is not wholly owned by the Registrant and, therefore, not consolidated. The Registrants refer to IM Guidance Update 2014-11 (Oct. 2014) as describing the applicable approach and appropriate treatment under Regulation S-X, which the Registrants believe is consistent with their existing practices. The Registrants do note, however, that certain holdings are held through a named or specified entity. See, e.g., footnote 5 on page F-7.

12.	Comment: With respect to TCW Direct Lending LLC, please supplementally show calculations under Item 1-02(w)(2) of Regulation S-X with respect to significant subsidiaries. Please confirm that this Registrant has performed a significance test with respect to Cedar Electronics Holdings, Corp., Ruby Tuesday Operations LLC, and RT Holdings Parent, LLC. Please explain the results of those calculations and whether they meet the definition of a significant subsidiary. Please also provide the significance calculations for SSI Parent, LLC and Pace Industries, Inc. Based on the results of those determinations, please explain why the financials required by Item 3-09 of Regulation S-X have not been provided.

Response: Comment acknowledged. The Registrant has attached a spreadsheet workbook showing the significance calculations and notes that none of those entities met the significance tests.

[Excel file attached.]

* * * * *

Please contact the undersigned at (415) 856-7007 with comments and questions.

3

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Asset Management Company LLC

4